UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MAJESCO
 (Name of Issuer)

Common Stock, par value $0.002 per share
 (Title of Class of Securities)

56068V102
 (CUSIP Number)

December 31, 2019
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No. 56068V102	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
AMANSA CAPITAL PTE. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,874,996

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,874,996

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,874,996

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI, OO

CUSIP No. 56068V102	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
AKASH PRAKASH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
56,551

	6	SHARED VOTING POWER
2,874,996

	7	SOLE DISPOSITIVE POWER
56,551

	8	SHARED DISPOSITIVE POWER
2,874,996

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,931,547

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Page 4 of 9 Pages

Item 1(a).              Name of Issuer:

Majesco (the “Issuer”)

Item 1(b).             Address of Issuer’s Principal Executive Offices:

412 Mount Kemble Avenue, Suite 110C, Morristown, NJ 07960

Item 2(a).              Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Amansa Capital Pte. Ltd. (“Amansa Capital”); and
ii)            Akash Prakash (“Mr. Prakash”).

This Statement relates to Shares (as defined herein) held for the account of Amansa Holdings Pte. Ltd., a company incorporated under the laws of the Republic of Singapore (the “Master Fund”), and Shares held directly by Mr. Prakash. Amansa Capital serves as investment manager to the Master Fund. Mr. Prakash is Chief Executive Officer, majority owner, and a director of Amansa Capital.

Item 2(b).              Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Amansa Capital and Mr. Prakash is 250 North Bridge Road, #12-03 Raffles City Tower, Singapore 179101.

Item 2(c).              Citizenship:

i) Amansa Capital is a company organized under the laws of the Republic of Singapore;

ii) Mr. Prakash is a citizen of the Republic of India.

Item 2(d).              Title of Class of Securities:

Common Stock, par value $0.002 per share (the “Shares”)

Item 2(e).              CUSIP Number:

56068V102

Item 3.                   If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                               Check Whether the Person Filing is a:

(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(j) [X] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser

Page 5 of 9 Pages

Item 4.                   Ownership:

Item 4(a)               Amount Beneficially Owned:

As of December 31, 2019, Amansa Capital may be deemed the beneficial owner of 2,874,996 Shares held for the account of the Master Fund.

As of December 31, 2019, Mr. Prakash may be deemed the beneficial owner of 2,931,547 Shares, including (i) 2,874,996 Shares held for the account of the Master Fund and (ii) 56,551 Shares held directly by Mr. Prakash.

Item 4(b)               Percent of Class:

As of December 31, 2019, Amansa Capital may be deemed the beneficial owner of approximately 6.7% of Shares outstanding and Mr. Prakash may be deemed the beneficial owner of approximately 6.8% of Shares outstanding. (These percentages are based on 43,064,668 Shares outstanding as of November 8, 2019, according to the Issuer’s quarterly report on Form 10-Q, filed November 13, 2019.)

Item 4(c)                Number of Shares as to which such person has:

Amansa Capital
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,874,996
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,874,996

Mr. Prakash
(i) Sole power to vote or direct the vote:	56,551
(ii) Shared power to vote or direct the vote:	2,874,996
(iii) Sole power to dispose or direct the disposition of:	56,551
(iv) Shared power to dispose or direct the disposition of:	2,874,996

Item 5.                  Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  The Master Fund and feeder funds that invest in the Master Fund are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.                   Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                   Notice of Dissolution of Group:

This Item 9 is not applicable.

Page 6 of 9 Pages

Item 10.                 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a Capital Markets license holder registered with the Monetary Authority of Singapore is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Page 7 of 9 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMANSA CAPITAL PTE. LTD.

By:	/s/ Akash Prakash
Name:	Akash Prakash
Title:	Chief Executive Officer

AKASH PRAKASH

/s/ Akash Prakash

February 14, 2020

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, $0.002 par value per share of Majesco dated as of February 14, 2020 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

AMANSA CAPITAL PTE. LTD.

By:	/s/ Akash Prakash
Name:	Akash Prakash
Title:	Chief Executive Officer

AKASH PRAKASH

/s/ Akash Prakash

February 14, 2020